SunAmerica Asset Management, LLC Harborside Financial Center Jersey City, NJ 07311-4992 201.324.6390 201.324.6364 (fax) Christopher.Tafone@sunamerica.com Christopher J. Tafone Vice President

May 10, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Kathryn M. Sabo, Esq.

Re:	Seasons Series Trust (the “Registrant”)

Securities Act File No. 333-08653

Investment Company Act File No. 811-07725

Dear Ms. Sabo:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the undersigned by telephone on May 3, 2016, in connection with the Preliminary Proxy Statement on Schedule 14A filed by the Registrant on April 22, 2016 (accession number: 0001193125-16-552163) (the “Proxy Statement”).

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Proxy Statement.

I. GENERAL COMMENTS

Comment 1: Please complete or update all information that is currently in brackets or missing in the Proxy Statement.

Response 1:   The Registrant has confirmed or updated all information in the Proxy Statement that was missing or in brackets.

Comment 2:   If applicable, please add disclosure with respect to Item 23 of Schedule 14A.

Response 2:   The Registrant submits that it does not engage in householding and therefore has not added such disclosure.

Comment 3:   Please respond to all comments in writing and file them via EDGAR. And in such correspondence, please provide Tandy representations.

Response 3:   The Registrant’s Tandy representations are included in this letter, which will be filed with the SEC via EDGAR.

II. NOTICE

Comment 4:   In the third paragraph on the first page, please add a parenthetical identifying the Board of Trustees as (the “Board”).

Response 4:   The requested change has been made.

III. QUESTIONS & ANSWERS

Comment 5:   For the question “Who is eligible to vote?”, please add the words “Class 3” between the words “in” and “shares.”

Response 5:   The requested change has been made.

Comment 6:   For the question “What will happen if a Portfolio’s Class 3 shareholders do not approve the Plan with respect to their portfolio?”, please elaborate as to what actions the Board may take if a plan is not approved by Class 3 shareholders.

Response 6:   The Registrant has revised the disclosure as follows: “If the plan is not approved by Class 3 shareholders of a Portfolio, the Board will take such action as it deems to be in the best interest of the Portfolio and its shareholders, and may consider other alternatives, including continuing to operate the Portfolio without a Rule 12b-1plan.”

IV. PROXY STATEMENT

Comment 7:   Please confirm that the website addresses throughout the Proxy Statement and the proxy cards are accurate as there are different web addresses listed.

Response 7: The Registrant so confirms.

Comment 8:   Please confirm that the Proxy Statement will be mailed to contract owners.

Response 8:   The Registrant so confirms.

Comment 9:   In the fourth paragraph of page 1, please change the words “may be” to “will be.”

Response 9:   The requested change has been made.

Comment 10:   On page 3, please disclose what would occur if the insurance companies determined not to vote the shares of the Portfolios at the Meeting.

Response 10:   Since the insurance companies do not believe that such circumstances exist where they would disregard voting instructions with respect to the Proposal, the disclosure has been deleted.

Comment 11:   On page 4, please confirm whether shareholders may revoke their proxy by either telephone or online and if so, please add the appropriate disclosure.

Response 11:   The requested change has been made.

Comment 12:   On page 4, please confirm that the executive officers and individual Trustees of the Registrant do not own any shares of the Portfolios as of the Record Date. Also, please confirm that the Portfolios have not undergone a change of control since the beginning of the last fiscal year.

Response 12:   The Registrant so confirms.

Comment 13:   In the first full paragraph on page 10, please change the words “is not expected to” to “will not.”

Comment 13:   The requested change has been made.

Comment 14:   Under the section “Shareholder Proposals” on page 11, please elaborate as to what is a “reasonable” period of time.

Response 14:   The Registrant respectfully declines to accept this comment as the current disclosure tracks the language specifically used in Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

V. PROXY CARDS

Comment 15:   Please identify the purpose of the boxes above the “Dated” line. Please delete if not necessary.

Response 15:   The Registrant notes that the boxes in the Voter Instruction Card and Proxy Card will contain identifying control numbers that shareholders will be required to input in order to vote via the Internet or telephone.

VI. TANDY REPRESENTATIONS

In connection with the Staff’s review of the Proxy Statement, the Registrant acknowledges that, with respect to filings made by the Registrant with the SEC and reviewed by the Staff:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at 201-324-6390.

Very truly yours,

/s/Christopher J. Tafone

Christopher J. Tafone

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